APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

BEM | books & more

Profit and Loss

January - December 2020

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & Marketing	2,080.00
Bank Charges & Fees	0.00
Office Supplies & Software	21.78
Office/General Administrative Expenses	293.97
Taxes & Licenses	60.00
Uncategorized Expense	-700.00
Website Creation and Maintenance (deleted)	50.32
Total Expenses	**$1,806.07**
NET OPERATING INCOME	**$ -1,806.07**
NET INCOME	**$ -1,806.07**

BEM | books & more

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Carver Checking	3,429.30
Total Bank Accounts	**$3,429.30**
Total Current Assets	**$3,429.30**
TOTAL ASSETS	**$3,429.30**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Opening Balance Equity	0.00
Owner's Investment	5,235.37
Retained Earnings	
Net Income	-1,806.07
Total Equity	**$3,429.30**
TOTAL LIABILITIES AND EQUITY	**$3,429.30**

BEM | books & more

Profit and Loss
January - December 2021

	TOTAL
Income	
Events	4,285.84
Sales	24,639.00
Refunds/Returns	-172.00
Total Sales	**24,467.00**
Total Income	**$28,752.84**
Cost of Goods Sold	
Cost of Goods Sold	23,840.14
Merchandise	2,163.78
Shipping	352.55
Total Cost of Goods Sold	**$26,356.47**
GROSS PROFIT	**$2,396.37**
Expenses	
Advertising & Marketing	1,061.81
Bank Charges & Fees	25.00
Car & Truck	104.92
Contractors	11,000.00
Dues & subscriptions	90.00
Insurance	104.30
Interest Paid	76.22
Job Supplies	2,099.91
Set Up Fees	2,025.92
Total Job Supplies	**4,125.83**
Meals & Entertainment	497.38
Melio Credit card fee	13.32
Office Supplies & Software	2,181.20
Office/General Administrative Expenses	578.89
Processing Fees	825.06
Rent or Lease of Buildings	1,400.00
Research	600.91
Taxes & Licenses	899.29
Travel	157.56
Total Expenses	**$23,741.69**
NET OPERATING INCOME	**$ -21,345.32**
NET INCOME	**$ -21,345.32**

BEM | books & more

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Carver Checking	7,216.51
Total Bank Accounts	**$7,216.51**
Other Current Assets	
Inventory	6,341.19
Total Other Current Assets	**$6,341.19**
Total Current Assets	**$13,557.70**
Fixed Assets	
Equipment	488.43
Original cost	488.43
Total Equipment	**976.86**
Total Fixed Assets	**$976.86**
TOTAL ASSETS	**$14,534.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
INGRAM CC	-171.37
Total Credit Cards	**$ -171.37**
Other Current Liabilities	
New York Department of Taxation and Finance Payable	1,179.68
Out Of Scope Agency Payable	45.26
Total Other Current Liabilities	**$1,224.94**
Total Current Liabilities	**$1,053.57**
Long-Term Liabilities	
Loans From Friends/Family	17,500.00
Total Long-Term Liabilities	**$17,500.00**
Total Liabilities	**$18,553.57**
Equity	
Investments from Friends/Family	5,000.00
Opening Balance Equity	488.43
Owner's Investment	13,675.88
Owner's Pay & Personal Expenses	-31.93
Retained Earnings	-1,806.07
Net Income	-21,345.32
Total Equity	**$ -4,019.01**
TOTAL LIABILITIES AND EQUITY	**$14,534.56**

I, Gabrielle Davenport, certify that:

1. The financial statements of BEM Brooklyn, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of BEM Brooklyn, LLC included in this Form reflects accurately the information reported on the tax return for BEM Brooklyn, LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   _GDavenport_

Name: Gabrielle Davenport

Title: Co-Founder